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                                    PRESS RELEASE

           OSI ANNOUNCES DENIAL OF TEMPORARY RESTRAINING ORDER; OSI TENDER
                     OFFER FOR THE UNION CORPORATION WILL EXPIRE
                           AT MIDNIGHT ON JANUARY 23, 1998

     ST. LOUIS, MISSOURI--January 22, 1998. Outsourcing Solutions Inc. ("OSI") announced this afternoon that the Delaware Chancery Court has denied the motion of the plaintiffs in two putative class action lawsuits filed before it for a temporary restraining order enjoining the consummation of OSI's $31.50 per share cash tender offer for all of the outstanding shares of the common stock of The Union Corporation (NYSE: UCO) ("Union").

     OSI's $31.50 per share cash tender offer for all of the outstanding shares of Union is scheduled to expire at midnight, tomorrow, January 23, 1998.